Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 15, 2016

VIA FEDERAL EXPRESS

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	VivoPower International PLC Amendment No. 2 to Registration Statement on Form F-4 Filed October 25, 2016 File No. 333-213297

Dear Mr. Ingram:

On behalf of VivoPower International PLC (the “Company”), we respond as follows to the Staff’s comment letter, dated November 7, 2016, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

Background of the Transactions, page 53

1.	With respect to the contribution agreement changes that were first introduced on September 16, 2016, please disclose in your amended registration statement the following:

●

The reasons why these changes—the increase in the maximum number of shares that can exercise conversion rights and the allowance of certain Aevitas obligations to remain outstanding after completion of the transaction—were initially introduced;

●	The “relative benefits and detriments of [these] changes” that were discussed with the ARWA board on October 13, 2016; and

●	ARWA board’s reasoning for approving these changes to the contribution agreement.

We have revised the disclosure on pages 56 to 57 of the Registration Statement as requested.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

cc:     Mr. Kevin Chin